Exhibit 12.1
Chesapeake Utilities Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

For the Six Months Ended June 30,	2006

Income from continuing operations	$7,228,925
Add:
Income taxes	4,561,281
Portion of rents representative of interest factor	139,659
Interest on indebtedness	2,969,087
Amortization of debt discount and expense	25,602

Earnings as adjusted	$14,924,554

Fixed Charges
Portion of rents representative of interest factor	$139,659
Interest on indebtedness	2,969,087
Amortization of debt discount and expense	25,602

Fixed Charges	$3,134,348

Ratio of Earnings to Fixed Charges	4.76